AMENDMENT TO

EXPENSE LIMITATION AGREEMENTS

(the “Agreements”)

Between

Each of the T. Rowe Price Funds (collectively “the Funds”)

set forth on Schedule A hereto, severally and not jointly

and

T. ROWE PRICE ASSOCIATES, INC.

 This is an Amendment (the “Amendment”), effective as of October 1, 2019, to each of the Expense Limitation Agreements (each an “Agreement” and collectively the “Agreements”) dated October 19, 2015, by and between T. Rowe Price Associates, Inc. (the “Manager”), a corporation organized and existing under the laws of the State of Maryland, and T. Rowe Price Quantitative Management Funds, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Maryland, on behalf of each of the following funds, separately and not jointly: T. Rowe Price QM Global Equity Fund, T. Rowe Price QM U.S. Small & Mid-Cap Core Equity Fund, and T. Rowe Price QM U.S. Value Equity Fund (each a “Fund” and collectively the “Funds”) with respect to each of the Fund’s Investor Class.

 WHEREAS, each Fund has entered into a separate Agreement with the Manager, each dated October 19, 2015;

 WHEREAS, the Corporation’s Board of Directors has authorized the issuance of three classes of shares of each Fund: Investor Class (the “Investor Class”), Advisor Class (the “Advisor Class”), and I Class (the “I Class”);

WHEREAS, pursuant to each Agreement, the Manager agreed to limit the Investor Class expenses (the “Manager Limitations”);

WHEREAS, the Corporation’s Board of Directors has determined that it is in the best interests of each Fund and each Fund’s Investor Class to amend each Agreement to lower the rate of each Manager Limitation, as shown on Exhibit A; and

WHEREAS, the Funds and the Manager desire to continue each Agreement on the same terms and conditions other than as described below.

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree to amend Paragraph 1 of the Agreements as follows:

1. Investor Class Expense Limitation.

The Manager agrees to waive or pay any of the Investor Class’ operating expenses, including but not limited to management fees, but excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (collectively, “Investor Class Expenses”), or reimburse the Investor Class for Investor Class Expenses, to the extent Investor Class Expenses exceed the expense limitation as set forth on Exhibit A, on an annualized basis, of the Investor Class’ average daily net assets (hereinafter referred as the “Investor Class Limitation”). Any Investor Class Expenses waived or paid by the Manager pursuant to the Investor Class Limitation are subject to reimbursement to the Manager by the Fund or Investor Class whenever the Investor Class Expenses are below the expense limitation as set forth on Exhibit A. However, no reimbursement will be made more than three years after the waiver or payment of Investor Class Expenses by the Manager or if such reimbursement would result in the Fund’s Investor Class Expenses exceeding the expense limitation as set forth on Exhibit A.

2. All other terms and conditions of each Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date stated in the preamble.

T. ROWE PRICE ASSOCIATES, INC.	T. ROWE PRICE QUANTITATIVE MANAGEMENT FUNDS, INC.
/s/Darrell N. Braman By:___________________________________ Darrell N. Braman Vice President	/s/David Oestreicher By:___________________________________ David Oestreicher Executive Vice President

CAPS/Documents/Agreements/Expense Limit and Management Fee Waiver Agreements/QM Funds Amendment to Expense Limit Agreement.doc

EXHIBIT A

Fund	Investor Class Limitation
T. Rowe Price QM Global Equity Fund	0.74%
T. Rowe Price QM U.S. Small & Mid-Cap Core Equity Fund	0.87%
T. Rowe Price QM U.S. Value Equity Fund	0.72%